FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person

    Geddes, Ray A.
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    Unique Mobility, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person

    ###-##-####

4.  Statement for Month/Year

    December 1996

5.  If Amendment, Date of Original

    N/A

6.  Relationship of Reporting Person to Issuer

    Director:  Chairman
    Officer:  CEO


TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1.  Title of Security

    Common Stock

2.  Transaction Date

    December 31, 1996

3.  Transaction Code

    a.  Code:  M

4.  Securities Acquired (A) or Disposed of (D)

    a.  Amount:  3,500 Shares
    b.  (A) or (D):  Acquired
    c.  Price:  $1.00 Per Share

5.  Amount of Securities Beneficially Owned at End of Month

    a.  9,411 Shares
    b.  319,739 Shares

6.  Ownership Form:  Direct (D) or Indirect (I)

    a.  Direct
    b.  Indirect

7.  Nature of Indirect Beneficial Ownership

    Limited Partnership


TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICALLY OWNED

1.  Title of Derivative Security

    Call Option

2.  Conversion or Exercise Price of Derivative Security

    $1.00 Per Share

3.  Transaction Date

    December 31, 1996

4.  Transaction Code

    a.  Code:  M

5.  Number of Derivative Securities Acquired (A) or Disposed of (D)

    Disposed of Call Option as to 3,500 Shares

6.  Date Exercisable and Expiration Date

    a.  Date Exercisable:  July 8, 1989
    b.  Expiration Date:  July 7, 2008

7.  Title and Amount of Underlying Securities

    a.  Title:  Common Stock
    b.  Amount or Number of Shares:  3,500 Shares

8.  Price of Derivative Security

    N/A

9.  Number of Derivative Securities Beneficially Owned at End of Month

    476,362 Shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)

    Direct

11. Nature of Indirect Beneficial Ownership

    N/A


Explanation of Responses:  None

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


/s/Ray A. Geddes                                        January 7, 1997
**Signature of Reporting Person                         Date